UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                          SCHEDULE 13D/Amendment No. 1

                    Under the Securities Exchange Act of 1934


                            PORTLAND BREWING COMPANY
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   736 420 100
          -------------------------------------------------------------
                                 (CUSIP Number)

                             John D. Guinasso, Esq.
                           Schwabe, Williamson & Wyatt
                     1211 SW Fifth Avenue, Suites 1600-1800
                           Portland, Oregon 97204-3795
                                  503-222-9981
          -------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 27, 2001
          -------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.  736 420 100
--------------------------------------------------------------------------------

1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only)

         MacTarnahan Portland Brewing Company Voting Trust
--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)  X
                       ---------------------------------------------------------

                  (b)
--------------------------------------------------------------------------------

3.       SEC Use Only
--------------------------------------------------------------------------------

4.       Source of Funds (See Instructions)  OO
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

6.       Citizenship or Place of Organization   Oregon, United States of America
--------------------------------------------------------------------------------



Number of                  7.       Sole Voting Power            1,677,252.75
                           -----------------------------------------------------
Shares Beneficially
Owned by                   8.       Shared Voting Power          880,428.75
                           -----------------------------------------------------
Each Reporting
Person With                9.       Sole Dispositive Power       0
                           -----------------------------------------------------

                           10.      Shared Dispositive Power     0
                           -----------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         2,557,681.5
--------------------------------------------------------------------------------

12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
--------------------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row (11)   50.3%
--------------------------------------------------------------------------------

14.      Type of Reporting Person (See Instructions)
                  OO

CUSIP No.  736 420 100
--------------------------------------------------------------------------------

1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only)

         Harmer Mill & Logging Supply Co.  EIN 93-0401358
--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)  X
                       ---------------------------------------------------------

                  (b)
--------------------------------------------------------------------------------

3.       SEC Use Only
--------------------------------------------------------------------------------

4.       Source of Funds (See Instructions)  OO
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

6.       Citizenship or Place of Organization   Oregon, United States of America
--------------------------------------------------------------------------------



Number of                  7.       Sole Voting Power            0
                           -----------------------------------------------------
Shares Beneficially
Owned by                   8.       Shared Voting Power          0
                           -----------------------------------------------------
Each Reporting
Person With                9.       Sole Dispositive Power       765,162
                           -----------------------------------------------------

                           10.      Shared Dispositive Power     0
                           -----------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         2,557,681.5
--------------------------------------------------------------------------------

12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
--------------------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row (11)   50.3%
--------------------------------------------------------------------------------

14.      Type of Reporting Person (See Instructions)
                  CO

CUSIP No.  736 420 100
--------------------------------------------------------------------------------

1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only)

         Black Lake Investments, LLC
--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)  X
                       ---------------------------------------------------------

                  (b)
--------------------------------------------------------------------------------

3.       SEC Use Only
--------------------------------------------------------------------------------

4.       Source of Funds (See Instructions)  OO
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

6.       Citizenship or Place of Organization   Oregon, United States of America
--------------------------------------------------------------------------------



Number of                  7.       Sole Voting Power            0
                           -----------------------------------------------------
Shares Beneficially
Owned by                   8.       Shared Voting Power          0
                           -----------------------------------------------------
Each Reporting
Person With                9.       Sole Dispositive Power       73,335
                           -----------------------------------------------------

                           10.      Shared Dispositive Power     0
                           -----------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         2,557,681.5
--------------------------------------------------------------------------------

12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
--------------------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row (11)   50.3%
--------------------------------------------------------------------------------

14.      Type of Reporting Person (See Instructions)
                  OO

CUSIP No.  736 420 100
--------------------------------------------------------------------------------

1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only)

         MacTarnahan Limited Partnership  EIN 93-1133339
--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)  X
                       ---------------------------------------------------------

                  (b)
--------------------------------------------------------------------------------

3.       SEC Use Only
--------------------------------------------------------------------------------

4.       Source of Funds (See Instructions)  OO
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

6.       Citizenship or Place of Organization   Oregon, United States of America
--------------------------------------------------------------------------------



Number of                  7.       Sole Voting Power            0
                           -----------------------------------------------------
Shares Beneficially
Owned by                   8.       Shared Voting Power          0
                           -----------------------------------------------------
Each Reporting
Person With                9.       Sole Dispositive Power       43,848.75
                           -----------------------------------------------------

                           10.      Shared Dispositive Power     0
                           -----------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         2,557,681.5
--------------------------------------------------------------------------------

12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
--------------------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row (11)   50.3%
--------------------------------------------------------------------------------

14.      Type of Reporting Person (See Instructions)
                  PN

CUSIP No.  736 420 100
--------------------------------------------------------------------------------

1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only)

         The MacTarnahan Family Trust
--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)  X
                       ---------------------------------------------------------

                  (b)
--------------------------------------------------------------------------------

3.       SEC Use Only
--------------------------------------------------------------------------------

4.       Source of Funds (See Instructions)  OO
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

6.       Citizenship or Place of Organization   Oregon, United States of America
--------------------------------------------------------------------------------



Number of                  7.       Sole Voting Power            0
                           -----------------------------------------------------
Shares Beneficially
Owned by                   8.       Shared Voting Power          0
                           -----------------------------------------------------
Each Reporting
Person With                9.       Sole Dispositive Power       462,831
                           -----------------------------------------------------

                           10.      Shared Dispositive Power     0
                           -----------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         2,557,681.5
--------------------------------------------------------------------------------

12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
--------------------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row (11)   50.3%
--------------------------------------------------------------------------------

14.      Type of Reporting Person (See Instructions)
                  OO

CUSIP No.  736 420 100
--------------------------------------------------------------------------------

1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only)

         Robert Malcolm MacTarnahan
--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)  X
                       ---------------------------------------------------------

                  (b)
--------------------------------------------------------------------------------

3.       SEC Use Only
--------------------------------------------------------------------------------

4.       Source of Funds (See Instructions)  OO
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

6.       Citizenship or Place of Organization   Oregon, United States of America
--------------------------------------------------------------------------------



Number of                  7.       Sole Voting Power            1,677,252.75
                           -----------------------------------------------------
Shares Beneficially
Owned by                   8.       Shared Voting Power          880,428.75
                           -----------------------------------------------------
Each Reporting
Person With                9.       Sole Dispositive Power       0
                           -----------------------------------------------------

                           10.      Shared Dispositive Power     0
                           -----------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         2,557,681.5
--------------------------------------------------------------------------------

12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
--------------------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row (11)   50.3%
--------------------------------------------------------------------------------

14.      Type of Reporting Person (See Instructions)
                  IN

CUSIP No.  736 420 100
--------------------------------------------------------------------------------

1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only)

         Robert Scott MacTarnahan
--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)  X
                       ---------------------------------------------------------

                  (b)
--------------------------------------------------------------------------------

3.       SEC Use Only
--------------------------------------------------------------------------------

4.       Source of Funds (See Instructions)  OO
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

6.       Citizenship or Place of Organization   Oregon, United States of America
--------------------------------------------------------------------------------



Number of                  7.       Sole Voting Power            0
                           -----------------------------------------------------
Shares Beneficially
Owned by                   8.       Shared Voting Power          0
                           -----------------------------------------------------
Each Reporting
Person With                9.       Sole Dispositive Power       114,492
                           -----------------------------------------------------

                           10.      Shared Dispositive Power     0
                           -----------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         2,557,681.5
--------------------------------------------------------------------------------

12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
--------------------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row (11)   50.3%
--------------------------------------------------------------------------------

14.      Type of Reporting Person (See Instructions)
                  IN

CUSIP No.  736 420 100
--------------------------------------------------------------------------------

1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only)

         Ruth A. MacTarnahan
--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)  X
                       ---------------------------------------------------------

                  (b)
--------------------------------------------------------------------------------

3.       SEC Use Only
--------------------------------------------------------------------------------

4.       Source of Funds (See Instructions)  OO
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

6.       Citizenship or Place of Organization   Oregon, United States of America
--------------------------------------------------------------------------------



Number of                  7.       Sole Voting Power            0
                           -----------------------------------------------------
Shares Beneficially
Owned by                   8.       Shared Voting Power          0
                           -----------------------------------------------------
Each Reporting
Person With                9.       Sole Dispositive Power       0
                           -----------------------------------------------------

                           10.      Shared Dispositive Power     0

11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         2,557,681.5
--------------------------------------------------------------------------------

12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
--------------------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row (11)   50.3%
--------------------------------------------------------------------------------

14.      Type of Reporting Person (See Instructions)
                  IN

CUSIP No.  736 420 100
--------------------------------------------------------------------------------

1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only)

         Jean R. MacTarnahan
--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)  X
                       ---------------------------------------------------------

                  (b)
--------------------------------------------------------------------------------

3.       SEC Use Only
--------------------------------------------------------------------------------

4.       Source of Funds (See Instructions)  OO
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

6.       Citizenship or Place of Organization   Oregon, United States of America
--------------------------------------------------------------------------------



Number of                  7.       Sole Voting Power            0
                           -----------------------------------------------------
Shares Beneficially
Owned by                   8.       Shared Voting Power          0
                           -----------------------------------------------------
Each Reporting
Person With                9.       Sole Dispositive Power       600
                           -----------------------------------------------------

                           10.      Shared Dispositive Power     0
                           -----------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         2,557,681.5
--------------------------------------------------------------------------------

12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
--------------------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row (11)   50.3%
--------------------------------------------------------------------------------

14.      Type of Reporting Person (See Instructions)
                  IN

CUSIP No.  736 420 100
--------------------------------------------------------------------------------

1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only)

         Sara M. Whitworth
--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)  X
                       ---------------------------------------------------------

                  (b)
--------------------------------------------------------------------------------

3.       SEC Use Only
--------------------------------------------------------------------------------

4.       Source of Funds (See Instructions)  OO
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

6.       Citizenship or Place of Organization   Oregon, United States of America
--------------------------------------------------------------------------------



Number of                  7.       Sole Voting Power            0
                           -----------------------------------------------------
Shares Beneficially
Owned by                   8.       Shared Voting Power          0
                           -----------------------------------------------------
Each Reporting
Person With                9.       Sole Dispositive Power       108,492
                           -----------------------------------------------------

                           10.      Shared Dispositive Power     0
                           -----------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         2,557,681.5
--------------------------------------------------------------------------------

12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
--------------------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row (11)   50.3%
--------------------------------------------------------------------------------

14.      Type of Reporting Person (See Instructions)
                  IN

CUSIP No.  736 420 100
--------------------------------------------------------------------------------

1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only)

         Andrea J. MacTarnahan
--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)  X
                       ---------------------------------------------------------

                  (b)
--------------------------------------------------------------------------------

3.       SEC Use Only
--------------------------------------------------------------------------------

4.       Source of Funds (See Instructions)  OO
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

6.       Citizenship or Place of Organization   Oregon, United States of America
--------------------------------------------------------------------------------



Number of                  7.       Sole Voting Power            0
                           -----------------------------------------------------
Shares Beneficially
Owned by                   8.       Shared Voting Power          0
                           -----------------------------------------------------
Each Reporting
Person With                9.       Sole Dispositive Power       108,492
                           -----------------------------------------------------

                           10.      Shared Dispositive Power     0
                           -----------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         2,557,681.5
--------------------------------------------------------------------------------

12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
--------------------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row (11)   50.3%
--------------------------------------------------------------------------------

14.      Type of Reporting Person (See Instructions)
                  IN

                                Preliminary Note:

This Schedule 13D Amendment No. 1 amends and restates in its entirety the previously filed Schedule 13D which was filed on June 8, 2001.


 Item 1. Security and Issuer

         This statement relates to the common stock, no par value ("Common Stock"), of Portland Brewing Company (the "Company"). The address of the principal executive offices of the Company is 2730 NW 31st Avenue, Portland, Oregon 97210.

Item 1. Identity and Background

         (a) - (f)

         This statement is being filed on behalf of a group consisting of the following eleven reporting persons (each a "Reporting Person" and collectively, the "Reporting Persons"):

         1) MacTarnahan Portland Brewing Company Voting Trust. The MacTarnahan Portland Brewing Company Voting Trust ("Voting Trust") is a trust formed under the laws of the State of Oregon with its principal office located at 11416 SW Lynnridge, Portland, Oregon 97225. The principal business of the Voting Trust is to hold shares of Portland Brewing Company and to vote the shares as directed by the trustee. Robert Malcolm MacTarnahan is the trustee of the Voting Trust and Robert Scott MacTarnahan is a successor trustee of the Voting Trust.

         2) Harmer Mill & Logging Supply Co. Harmer Mill & Logging Supply Co. ("Harmer") is an Oregon corporation with its principal office located at 11416 SW Lynnridge, Portland, Oregon 97225. Harmer's principal business is real estate investment. Robert Malcolm MacTarnahan is a director and President of Harmer and Robert Scott MacTarnahan is a director and Vice President of Harmer. Ruth A. MacTarnahan is a director of Harmer. Sara M. Whitworth is a director of Harmer. Andrea J. MacTarnahan is a director and employee of Harmer.

         3) Black Lake Investments, LLC. Black Lake Investments, LLC (fka Black Lake Investments) ("Black Lake") is a limited liability company formed under the laws of the State of Oregon with its principal office located at 11416 SW Lynnridge, Portland, Oregon 97225. The principal business of Black Lake is to invest in the Common Stock of the Company. Robert Malcolm MacTarnahan and Robert Scott MacTarnahan are the members of Black Lake.

         4) MacTarnahan Limited Partnership. MacTarnahan Limited Partnership is an Oregon limited partnership with its principal office located at 11416 SW Lynnridge, Portland, Oregon 97225. The principal business of the MacTarnahan Limited Partnership is investing. The general partner is Harmer and the limited partners are Robert Malcolm MacTarnahan and Ruth A. MacTarnahan.

         5) The MacTarnahan Family Trust. The MacTarnahan Family Trust is a trust formed under the laws of the State of Oregon with its principal office located at 11416 SW Lynnridge, Portland, Oregon 97225. The principal business of the trust is to hold and manage investments for its beneficiaries. The trustees for the MacTarnahan Family Trust are Robert M. MacTarnahan and Ruth A. MacTarnahan. The trustees plan to create two separate trusts, the R.M. MacTarnahan Trust, and the Ruth A. MacTarnahan Trust, and will divide the holdings of The MacTarnahan Family Trust equally between the two new trusts.

         6) Robert Malcolm MacTarnahan. Robert Malcolm MacTarnahan's business address is 11416 SW Lynnridge, Portland, Oregon 97225. Robert Malcolm MacTarnahan is a director of the Company, is a director and President of Harmer, is a co-trustee of The MacTarnahan Family Trust and is the trustee of the Voting Trust. Robert Malcolm MacTarnahan is a citizen of the United States of America.

         7) Robert Scott MacTarnahan. Robert Scott MacTarnahan's business address is 11416 SW Lynnridge, Portland, Oregon 97225. Robert Scott MacTarnahan is a director of the Company, is a director and Vice President of Harmer, and is a successor trustee of the Voting Trust. Robert Scott MacTarnahan is a citizen of the United States of America.

         8) Ruth A. MacTarnahan. Ruth A. MacTarnahan's business address is 11416 SW Lynnridge, Portland, Oregon 97225. Ruth A. MacTarnahan is a director of Harmer, a co-trustee of The MacTarnahan Family Trust, and is a citizen of the United States of America.

         9) Jean R. MacTarnahan. Jean R. MacTarnahan's business address is 11416 SW Lynnridge, Portland, Oregon 97225. Jean R. MacTarnahan is a citizen of the United States of America.

         10) Sara M. Whitworth. Sara M. Whitworth's business address is 11416 SW Lynnridge, Portland, Oregon 97225. Sara M. Whitworth is a director of Harmer and is a citizen of the United States of America.

         11) Andrea J. MacTarnahan. Andrea J. MacTarnahan's business address is 11416 SW Lynnridge, Portland, Oregon 97225. Andrea J. MacTarnahan is a director and employee of Harmer and is a citizen of the United States of America.

         No Reporting Person or other person identified above or in Item 5(b) has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and misdemeanors). No Reporting Person or other person identified above or in Item 5(b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any Reporting Person or other person identified above or in Item 5(b) has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

         This statement relates to the acquisition by the Voting Trust of voting control of the Common Stock owned by Charles Anthony Adams, Electra Partners, Inc., Charles A. Adams Family Trust, Charles Francis Adams III, and Katherine Adams McBride (collectively, the "Adams Parties") pursuant to a Voting Agreement dated July 27, 2001 (the "Voting Agreement"). The Adams Parties entered into the Voting Agreement in consideration of the credit services - including the guaranteeing of Company debt - provided to the Company by the Trustee and certain beneficiaries of the Voting Trust.

         Because of the formation of the Voting Trust, the persons described in
Item 2 are a "group" (the "Group") as that term is used in Section 13(d)(3) of the 34 Act. Pursuant to Rule 13d-5 promulgated under the 34 Act, the Group is deemed to beneficially own all shares of the Company which are beneficially owned by any member of the Group and therefore the Group beneficially owns

1,677,252.75 shares of Common Stock, which includes options and warrants to purchase 55,848.75 shares of Common Stock, which is the total number of shares, options and warrants deposited into the Voting Trust by its members. In addition, the Voting Trust is a member of a separate "group" created by the Voting Agreement, and is deemed to beneficially own an additional 880,428.75 shares of Common Stock, which includes options to purchase 32,886.75 shares of Common Stock. Therefore, each member of the Voting Trust is deemed to own 2,557,681.5 shares of Common Stock.

Item 4. Purpose of the Transaction

         The voting control of the Common Stock to which this statement relates was acquired for purposes of obtaining voting control of the Company. The trustee and certain beneficiaries of the Voting Trust will not continue to provide credit services to the Company unless the Voting Trust has voting control of the Company.

         Other than as described above, there are no current plans or proposals which would relate to or result in any transaction described in items (a) through (j) of the instructions to Item 4 of Schedule 13D.


Item 5.  Interests in Securities of the Issuer

         (a) Pursuant to Rule 13d-5(b)(1), the Group and each member of the Group is deemed to be the beneficial owner of 2,557,681.5 shares of Common Stock, 88,735.5 of which shares are beneficially owned as members of the Group have the right to acquire such shares pursuant to options or warrants. The shares of Common Stock beneficially owned by the Group represent 50.3% of the outstanding Common Stock of the Company.

         (b) The members of the Group together have the sole power to vote and the sole power dispose of 1,677,252.75 shares of Common Stock. Pursuant to the Voting Agreement, the Voting Trust has shared power to vote 880,428.75 shares of Common Stock owned by the following persons:

         Charles Anthony Adams. Charles Anthony Adams' business address is 2730 NW 31st Avenue, Portland, Oregon 97210. Mr. Adams is a director and President of the Company and is a director and President of Electra. Mr. Adams is a citizen of the United States of America.

         Electra Partners, Inc. Electra Partners, Inc. ("Electra") is an Oregon corporation with its principal office located at 17675 Farmington Road, Aloha, Oregon 97007-3216 Electra's principal business is owning and operating a landfill. Charles Anthony Adams is a director and President of Electra. Each of Peter Francis Adams, 3011 SW Nottingham Drive, Portland, Oregon 97201, and Carol Crampton Adams, 3011 SW Nottingham Drive, Portland, Oregon 97201, is a Vice President and director of Electra. Peter Francis Adams and Carol Crampton Adams are citizens of the United States of America.

         Charles A. Adams Family Trust. Charles A. Adams Family Trust is a trust formed under the laws of the State of Oregon with its principal office located at 1539 SW Elizabeth Ct., Portland, Oregon 97201. The trustee of the Charles A. Adams Family Trust is Charles A. Adams and the principal business of the Charles
A. Adams Family Trust is to hold and manage investments for its beneficiaries.

         Charles Francis Adams III. Charles Francis Adams III's address is 4923 SW Lowell, Portland, Oregon 97221. Charles Francis Adams III is a citizen of the United States of America.

         Katherine Adams McBride. Katherine Adams McBride's address is 2636 NE 11th Ave., Portland, Oregon 97212. Katherine Adams McBride is a citizen of the United States of America.

         See Items 7-10 on each of the cover pages to this Schedule 13D for specific information as to the voting and dispositive power of each of the Reporting Persons.

         (c) The persons described in Item 2 - other than the Voting Trust - contributed a total of 1,621,404 shares of Common Stock and options and warrants to acquire 55,848.75 shares of Common Stock to the Voting Trust in exchange for voting trust certificates. No other consideration was exchanged. The transaction was effective as of May 31, 2001 and was closed in Portland, Oregon.

         (d)  Not applicable.
         (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         The persons described in Item 2 entered into the MacTarnahan Portland Brewing Company Voting Trust Agreement effective May 31, 2001 ("Trust Agreement"). Each beneficiary of the Voting Trust was required to contribute all of their respective shares of Common Stock to the Voting Trust in exchange for voting trust certificates. The beneficiaries of the Voting Trust retain all pecuniary interests in the Common Stock held by the Voting Trust but have no voting rights. The Trust Agreement provides that the trustee - currently Robert Malcolm MacTarnahan - will vote all shares of Common Stock in the Voting Trust in the trustee's sole discretion. The beneficiaries of the Voting Trust may transfer their voting trust certificates. The Trust Agreement expires on May 31, 2011 unless earlier terminated in accordance with its terms.

         The Adams Parties and the Voting Trust entered into a Voting Agreement on July 27, 2001. Under the Voting Agreement, the Adams Parties agree to vote all of their shares of Common Stock as directed by the trustee of the Voting Trust. The Voting Agreement will be effective as long as any parties to the Voting Trust provide credit services to the Company.


Item 7. Material to Be Filed as Exhibits

         1) MacTarnahan Portland Brewing Company Voting Trust Agreement dated May 31, 2001 (incorporated by reference to Exhibit 1 to the Schedule 13D filed by the MacTarnahan Portland Brewing Company Trust and other group members on June 8, 2001).

         2) Joint Filing Agreement dated June 5, 2001 (incorporated by reference to Exhibit 2 to the Schedule 13D filed by the MacTarnahan Portland Brewing Company Trust and other group members on June 8, 2001).

         3) Voting Agreement dated July 27, 2001 (incorporated by reference to
         Exhibit 1 to the Schedule 13D/Amendment No. 2 filed by the MacTarnahan Portland Brewing Company Trust and the Adams Parties on July 30, 2001).

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ROBERT M. MACTARNAHAN             Black Lake Investments
-----------------------------------  /s/ROBERT M. MACTARNAHAN
Robert M. MacTarnahan                ----------------------------------
                                     By:  Robert M. MacTarnahan
                                     Its:  Partner

/s/R. SCOTT MACTARNAHAN              Black Lake Investments
-----------------------------------  /s/R. SCOTT MACTARNAHAN
R. Scott MacTarnahan                 ----------------------------------
                                     By:  R. Scott MacTarnahan
                                     Its:  Partner
/s/JEAN R. MACTARNAHAN
-----------------------------------  MacTarnahan Limited Partnership
Jean R. MacTarnahan
                                     By:  Harmer Mill & Logging Supply Co.,
/s/ANDREA J. MACTARNAHAN                  General Partner
-----------------------------------  /s/ROBERT M. MACTARNAHAN
Andrea J. MacTarnahan                ----------------------------------
                                     Robert M. MacTarnahan, President

/S/SARA M. WHITWORTH                 MacTarnahan Portland Brewing Company
-----------------------------------  Voting Trust
Sara M. Whitworth                    /s/ROBERT M. MACTARNAHAN
                                     ----------------------------------
                                     By:  Robert M. MacTarnahan
                                     Its:  Trustee

                                     The MacTarnahan Family Trust
                                     /s/ROBERT M. MACTARNAHAN
                                     ----------------------------------
                                     By:  Robert M. MacTarnahan
                                     Its:  Co-Trustee

Harmer Mill & Logging Supply Co.     The MacTarnahan Family Trust
/s/ROBERT M. MACTARNAHAN             /s/RUTH A. MACTARNAHAN
----------------------------------   ----------------------------------
By:  Robert M. MacTarnahan           By:  Ruth A. MacTarnahan
Its:  President                      Its:  Co-Trustee






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